SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Hoover's, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value of $.01 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   4393211100
                                  ------------
                                 (CUSIP Number)

                                 July 20, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)






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----------------------                                         -----------------
CUSIP No.   4393211100                   13G                   Page 1 of 5 Pages

----------------------                                         -----------------

------------ -------------------------------------------------------------------
     1       Names of Reporting Persons/I.R.S. Identification Nos. of Above
             Persons (Entities Only)              Media General, Inc.
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group           (a) [ ]
             (See Instructions)                                         (b) [X]


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     3       SEC Use Only



------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     4       Citizenship or Place of Organization

             Virginia

------------ -------------------------------------------------------------------
---------------------------------------- --------- -----------------------------
               Number of                    5      Sole Voting Power

                Shares                                              2,415,000(1)
                                         --------- -----------------------------
                                         --------- -----------------------------
             Beneficially                   6      Shared Voting Power

               Owned by                                                -0-
                                         --------- -----------------------------
                                         --------- -----------------------------
                 Each                       7      Sole Dispositive Power

               Reporting                                           2,415,000 (1)
                                         --------- -----------------------------
                                         --------- -----------------------------
                                            8      Shared Dispositive Power
              Person With                                              -0-
---------------------------------------- --------- -----------------------------
------------ -------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

             2,415,000 (1)

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
11           Percent of Class Represented by Amount in (9)

             19.7% (based on the 12,289,802 shares outstanding as of December 31, 1999, as reported on the cover page of Hoover's, Inc.'s Form 10-Q for the quarter ended December 31, 1999)

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
12           Type of Reporting Person (See Instructions)
             CO

------------ -------------------------------------------------------------------
(1) Includes 765,000 shares of Hoover's, Inc. common stock issuable upon exercise of currently exercisable warrants.



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Item 1(a).        Name of Issuer:

         This Report on Schedule 13G relates to the Common Stock, par value $.01
         per  share  (the  "Common  Stock"),  of  Hoover's,   Inc.,  a  Delaware
         Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         The Issuer's principal executive offices are located at 1033 La Posada Drive, Suite 250, Austin, Texas 78752.

Item 2(a).        Name of Person Filing:

         Media General, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         333 East Franklin, Richmond, Virginia 23219

Item 2(c).        Citizenship:

         Virginia

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

         4393211100

Item 3. If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a: N/A

(a) [ ]    Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ]    Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ]    Investment  company  registered  under  Section 8 of the  Investment
Company Act.

(e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ]   An employee  benefit plan or endowment  fund in accordance  with Rule
13d-1(b)(1)(ii)(F);

(g) [ ]   A parent holding  company or control  person in accordance  with Rule
13d-1(b)(1)(ii)(G);

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(h) [ ]   A savings  association  as defined  in  Section  3(b) of the  Federal
Deposit Insurance Act;

(i) [ ]   A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13(d)-1(c), check this box.

Item 4.           Ownership.

(a)      Amount beneficially owned:     2,415,000(1)
                                        ------------
(b)      Percent of class:   19.7
                             ----
(c) Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote    2,415,000(1)
                                                     ------------
(ii) Shared power to dispose or direct the disposition of -0-
                                                          ---
(iii) Sole power to dispose or to direct the disposition of 2,415,000(1)
                                                            ------------
(iv) Shared power to dispose or to direct the disposition of -0-
                                                             ---
(1) Includes 765,000 shares of Hoover's, Inc. common stock issuable upon exercise of currently exercisable warrants.

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution Group.

                  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    MEDIA GENERAL, INC.


                                 By: /s/George L. Mahoney      February 16, 2000
                                     ----------------------    -----------------
                                     Name: George L. Mahoney          Date
                                     Title: Secretary